

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 13, 2015

Via E-mail
Nathan E. Lewis
Chief Executive Officer
Force Minerals Corp.
6302 Mesedge Drive
Colorado Springs, CO 80919

> **Re:** **Force Minerals Corp**
> **Form 10-K for Fiscal Year Ended November 30, 2014**
> **Filed March 3, 2015, as amended on March 6, March 9, and May 4, 2015**
> **Response Letter dated July 15, 2015**
> **File No. 000-52494**

Dear Mr. Lewis:

   We issued comments on the above captioned filings on June 5, 2015. On September 21, 2015, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

   As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

   Please contact Joseph Klinko, Staff Accountant, at (202) 551-3824, Mark Wojciechowski, Staff Accountant, at (202) 551-3759, Karina Dorin, Staff Attorney, at (202) 551-3763, or me, at (202) 551-3745, with any questions.

                              Sincerely,

                              /s/H. Roger Schwall

                              H. Roger Schwall
                              Assistant Director
                              Office of Natural Resources